
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
$300
Invest

INVEST IN **ZEEHAUS**

Patented platform to buy a home digitally and help achieve homeownership through sharing equity!

zeehaus.com San Francisco CA

Marketplace | Fintech & Finance | Blockchain & Web3 | AI | Real Estate

Featured Investors



Eve Wells

Syndicate Lead

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Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today.

Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek money to buy properties (which lacks transparency), turn them into rental homes, and distribute dividends, but that always requires significant overhead in management and servicing of rental or Airbnb properties.

I believe Zeehaus co-ownership model and technology will lead to a new movement to disrupt how real estate ownership and investment should be done, as right now it is no longer possible for many younger buyers and people serving our communities to purchase a home. An innovative solution in creating a new ecosystem for buying 5% of a home is the solution since buyers need to give appreciation to investors in exchange for lowering housing

exchange for lowering housing payment. For real estate investors, this model enables investment in residential homes transparently without having to worry about where your money is.

Invested $5,000 this round

Highlights

1. We turn a property into affordable home by our patented sharing equity between buyers and investors
2. $2M raised from ~2000 investors & $14M funding from CIBC Bank and investors for property purchases
3. Combining investment & owner-occupied home lets us earn recurring service fees without managing them
4. Grew revenue from $0 to $250K, with ~$1M revenue in the pipeline from 50+ homes in San Francisco
5. Part of AWS FinTech Accelerator as a Top Fintech companies for our digital real estate solution
6. Invest in a mission-driven and scalable homeownership platform at startup valuation
7. For a limited time, investor is eligible to receive bonus tokens that will fund property purchases
8. Click & Invest with transparency (which most investments are lacking) & help buyer at the same time

Our Team



Justin Lee Founder, CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at Deloitte & Accenture. Graduate of Cornell University with bachelor degree in EE

We wanted to make homeownership more affordable again. The founder could not purchase his own home due to skyrocketing home prices. Now, high mortgage rate is making buying and investing in real estate even more difficult.



Jeff Lim Head of Strategy

Responsible for planning, strategy, and fundraising. Jeff has extensive experiences working with a globally networked team of M&A and capital raising specialist that enable rapid growth or unlocking latent value



Karl Schutte Head of Finance

Responsible in co-ownership financial analysis and forecasting, Karl is based in Australia and specializes in financial planning, forecasting, capital raising both equity and debt, M&A services



Jose Pecho Advisor & Partner

Jose is the president of the San Francisco Filipino-American Chamber of Commerce, advocating for sound social justice issues & economic development and also a broker in commercial real estate with venture capital experience.



Prateek Gupta Head of Engineering

Over 20 years of experience in software development. Prateek manages the engineering team and is well versed in the latest advances and technologies in web and mobile applications

Invest in a mission that creates affordable homeownership through end-to-end platform!


Hello from **Zeehaus**!
We cut **residential properties** into bite-sized chunks everyone can afford!
zeehaus
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Price
$300
Invest
More Options

Why Zeehaus?

Zeehaus is an innovative platform that digitizes end-to-end real estate transaction.

Our priority is on creating **affordable homeownership**, helping buyers achieve homeownership with 5% equity, and lowering the monthly payments in exchange of **sharing home equity** with investors.

We aim to solve one of the biggest problems facing our community: **housing affordability**.


We are solving a
zeehaus


homeownership crisis that threatens to end the American Dream to buy a home for younger generations
123 Zeehaus Way
San Francisco, CA, 94158
Features
$300
Invest
zeehaus

In addition, we have created a new ecosystem that digitizes entire real estate transactions, and we plan to monetize by licensing our technology.

Are you ready to disrupt the world of real estate? Look no further than Zeehaus – the groundbreaking platform that empowers us to turn a property into an affordable homeownership. With our proprietary technology, we're reshaping the market and inviting you to join us.


Equity sharing enables more affordable home-buying through our proprietary technology & lower housing costs without a mortgage, while giving equity appreciations to investors
Investment Commitment
123 Zeehaus Way, San Francisco, CA, 94158
Steps to Complete Investment
Offering Terms
Investment Metrics
zeehaus

The Status Quo is Broken – Let's Fix It Together

The current real estate market is riddled with challenges. Sky-high mortgage payments and the exorbitant 20% down payment requirement prevent most aspiring homeowners from achieving their dreams. Existing solutions like down-payment assistance and lease-to-own programs do not address the issue with high monthly costs, leaving a void in the market.

Zeehaus steps in as the catalyst for change.

A win-win proposition: We're here to bridge the gap between eager homebuyers and forward-thinking investors. By purchasing 5% equity in a house, buyers not only unlock affordable homeownership but also benefit from reduced monthly payments and an opportunity to buy the full property.

With housing affordability at an all-time low, sky-high mortgage rates, and economic uncertainty ahead, only the wealthy can afford to purchase a home.

Existing Affordable Housing Solutions are Not Helping Achieve Homeownership

The government is investing significant resources and money into different models: down-payment assistance, lease-to-own, and below-market-housing, with limited success.

Housing Problems our Communities are

Housing Problems our Communities are Facing

Existing support models

- **Below-market housing**: No buyer wealth generation & middle-income hard to qualify
- **Down-payment assistance**: Does not address the high monthly costs
- **Lease-to-own**: Buyers almost never end up owning property or accumulating equity

High threshold & competition

- Cash buyers & real estate funds are gobbling up homes, reducing supplies
- Buyers do not have down payments and need to pool funds
- Low FICO, high DTI and high mortgage rates are additional challenges

It is Time for Drastic Change and Bold Innovation

Future generations and people serving the communities will likely not be able to catch up to increases in property prices and housing costs. We believe that buying and investing in a portion of a home is the best & likely only way to make homes affordable, as property value will continue to appreciate and the population will continue to grow in the next 10-20 years while incomes from middle-class and low-income earners will not catch up.

The Solution: Combine Investment Property with Owner-Occupied Homes into One!

While sharing equity among friends and family is nothing new, Zeehaus

takes it to a whole new level. We have revolutionized the co-ownership process, creating a streamlined and secure digital platform that connects homebuyers with investors.

It's a breakthrough approach since creating a scalable, simple, and fair ownership process requires an end-to-end integrated solution and digital platform.

- We provide a sustainable and affordable solution the housing crisis, one of the most important issues facing our communities


zeehaus
How It Works
1
Buyer Applies
Buyer completes application & posts a property
2
Zeehaus Screens
Ensure everything is in order & form trust at $1 a share
3
Investors Review
Investors screen profiles & commit at $1 per share
4
Property Closes
Appraisal ordered; buyer works with agent to close
5
Investors Trade
Investors sit back, relax, and sell shares on the exchange

Our Secret Sauce: Property Managed by Buyers

Uniquely differentiated from other real estate platforms, Zeehaus earns recurring service fees without having to manage the property physically as each equity sharing property is an investment and owner-occupied home (homeowner is responsible for property upkeep) at the same time, thus enabling Zeehaus to scale an efficient business model with our patented technology!

Our platform takes care of complexities such as legal documents,

funding, ownership management, and property sale.

Sustainable & Scalable Homeownership and Digital Platform

Other real estate firms rely on property managers, fund managers, analysts, operations, and maintenance teams, while Zeehaus can be run with a nimble team

Forward-looking projections cannot be guaranteed.

Why Invest in Owner-Occupied Homes?

Investing in equity sharing ownership is fully digital and transparent as investors can own residential properties securely with clicks of a mouse and helps a homebuyer at the same time!

Benefits of Investing in Owner-Occupied Homes

Transparency: No obscure investment strategy or risky decision by fund managers or property managers

Vested Interest: Owners have more vested interests than a renter or vacationer and is likely to take good care of a home

Safe & Secure: Funds for real estate investors are safe and get transferred directly to escrow and invested in a stable asset

Potential Tax Benefits: Investment in real estate is subject to capital gain taxes (please consult a licensed tax advisor)

Competition

Other fractional ownership platforms or real estate companies focus on buying rental or vacation properties, leasing them out, and collecting rents & management fees while taking on responsibilities of significant

rents & management fees while taking on responsibilities of significant labor, overheads, uncertainty, and costs in property management and maintenance.

More importantly, none of them helps buyers or makes homeownership affordable.

In fact, they make it less affordable.

Many platform have tried fractional ownership, with a few co-ownership platforms, and there are many REITs and rental platforms. No other entity has dedicated the necessary time, determination, and resources to develop a strong business model and sustainable way to solve our housing crisis.

This Model hasn't been Commoditized

No one is doing the same thing, and we believe that being the first to market will prime us for success instead of fighting competitors for market shares

David vs. Goliath: Together, We Can Prevail

The housing market is under siege by large equity funds gobbling up residential properties.

These behemoths, like Blackstone and other real estate investment giants, are driving up prices, taking away limited housing inventory, and diminishing opportunities for aspiring homeowners.

Zeehaus stands as a powerful shield, protecting the dreams of countless Americans by reshaping the landscape of affordable homeownership.

We believe Zeehaus is the only fractional ownership platform with the technology to work with homes without having to manage labor-intensive property management or costly upkeeps

Forward Thinking

Our core mission is to help buyers make homeownership affordable and our vision is a more equitable and sustainable world for buyers and investors to build generational wealth (currently only possible for the wealthy) in which AI makes real estate transactions more streamlined and business operations more efficient to enable to scale without relying on significant headcount or human labor.

Our vision is a more equitable and sustainable world for buyers and investors to build generational wealth in which AI makes real estate transactions more streamlined and business operations more efficient

First Mover in the Digitalization of the Real Estate Transaction

- **Real estate disruption in transactions is ahead:** With a recent lawsuit won by home sellers against NAR (National Association of Realtors) regarding sellers having to pay buyer broker's real estate commission (up to 3%), we believe that **buyers soon would be asked**

to make own decision about hiring buyer agent and paying buyer commission.**

- This decision probably means that many buyers would want to buy a home without a buyer agent and how homes are purchased would change forever. We are in a position to be at the forefront of that digitalization as buyers will rely on an end-to-end digital platform to support them when working with listing agents directly.



Big Change is Coming!
Digital transaction to support buyers with no buyer agent & no buyer agent commission **
Gmail for Real Estate
We are going to offer no-fee transaction tool to help buyer work with listing agent
Only 28% of buyers use a buyer agent to find a property ***
Still, 86% of buyers recently purchase their home through a real estate agent
Zeehaus is positioned to fill the gap
Soon, it is likely buyers will be asked to pay their own commission. This will spur a new ecosystem as buyer agent and 3% buyer commission will be the thing of the past

> *** https://www.cnn.com/2023/11/05/homes/nar-verdict-real-estate-commission-fee/index.html *** https://cdn.nar.realtor/sites/default/files/documents/2022-home-buyers-and-sellers-generational-trends-03-23-2022.pdf*

That is the reason we are taking it one step further than any other real estate firms by creating a proprietary platform that enables end-to-end features from buyer application, agent transaction platform, digital closing checklist, and integration with credit bureaus, lenders, and title & escrow agents, and most importantly a patented sharing equity platform to co-own a property fairly.

Before
Now
Future

Introducing digitalization to real estate to make housing more affordable and transactions more digital and transparent is a sound business that is also mission driven

Most of us want to buy a home to generate wealth and to raise a family, and that does not change with technology, consumer trends, or economic cycles.

The Millennial Market

With millennials leading the charge as the largest group of homebuyers today, the demand for affordable housing has never been greater. Gen Z is following close behind, eager to make their mark in the real estate market.

Zeehaus is perfectly positioned to meet these needs and seize the enormous opportunities that lie ahead.

We're focused on the colossal US residential properties market, valued at a staggering $8.6 trillion. By 2027, this figure is projected to soar to $12.2 trillion!

With our innovative platform and forward-thinking approach, you can be at the forefront of this incredible growth.

In our first focused state, California, one million more middle- to moderate-income buyers can afford to buy a home using our homeownership model!

Market Opportunities for Homebuyers

HOMES

142M

Total occupied homes in US 2021

44M

Number of US properties occupied by renters

CALIFORNIA

5.9M

Total rental households in CA

1M

Renters likely can benefit as equity sharing homebuyers

TEXAS

3.8M

Total rental households in TX

1.1M

Renters likely can benefit as equity sharing homebuyers

zeehaus

Our Business Model

We expect to realize a variety of revenue streams leveraging our proprietary equity sharing platform throughout the entire lifecycle (10 years is a typical term) of the property purchase, recurring service revenue, trading of property shares, sale of properties, external licensing revenue, and agent referral fees.

Our Revenue Model

Revenue Type	Who Pays	How to Collect
Application fee	**Buyer**	Each equity sharing property will generate a one-time processing fee between $1,500 to $2,500
Recurring service fee	**Buyer**	Our main revenue source will be a recurring revenue, based on a percentage (~15%) of the monthly payment a homebuyer pays to investors, for up to the entire 10-year ownership
OEM & Licensing Fee	**Platform**	We charge a recurring licensing fee when we help customize & allow innovative real estate partners to provide services using our white-label solutions
Agent referral fee	**Agent**	We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents using our Agent platform

zeehaus

Win-Win-Win Model: Unlike other real estate investment funds or fractional ownership firms that want you to 'buy shares' or 'buy a piece of a city' of properties that require a full team of fund managers, property managers, buyers, maintenance teams, Zeehaus supports homeownership, enables investing in valuable assets, and earns a high-

margin recurring revenue without costly upkeeps.


Profitability Analysis
Based on a $1M Property
$33,449
Estimated 10-Year total profits (one property) under Zeehaus Equity Sharing Ownership
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,659
$6,109
$9,559
$13,009
$16,459
$19,909
$23,359
$26,809
$30,259
$33,449
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
YEAR 9
YEAR 10
Application Fee
Monthly Service Fee
Sale Fee
Cumulative Net Profit

Forward-looking projections cannot be guaranteed.


Buyer & Agent Addressable Market (TAM)
Buyers who don't get a buyer agent will rely on a single & digital platform to work with listing agent and streamline their homebuying process
HOMES & AGENTS
1.5M
Number of active licensed agents in the US
5.0M
Number of US properties sold in 2023
LISTING AGENT FEES
$20
First model is to charge listing agent a monthly subscription
$360M ARR
Total recurring revenue based on 1.5M agents and $240 fees annually
AGENT FINDER FEES
$2000
Plan is to charge $2,000 for each completed referral
$5B Annually
If charging listing agent $2000 for each referral and reimbursing $1000 to each buyer

We provide a true sustainable solution to housing crisis!

Zeehaus is the first and only platform that enables direct investment in owner-occupied homes ("equity sharing property"), using our simple, secure, and patented platform.

- Each equity sharing property has a keyholder (homebuyer) and one or more investors
- Investors do not need to worry about tenants not properly maintaining rental or vacation properties or investing in real estate funds that lack transparency.
- **Learn more about how equity sharing works**.



48% Lower Monthly Payments
Assuming 7% mortgage rate
With rate greater than 7%, buying a home with traditional mortgage loan is out of reach for most buyers.
75% Lower Down Payment
5% Buyer Equity to Buy a Home
Instead of 20% down payment, just 5% equity is required out-of-pocket under sharing equity model.
Cash Offer
Level the Playing Field for Homebuyers
Cash offers help buyers compete with big corporations and cash buyers goggling up already limited inventory.
Flexible Ownership
Combine Benefits of Buying and Renting
Homeownership doesn't have to mean 100% owner, and fractional selling is also much less costly

Comparison between mortgage loan & equity sharing payments

Estimated Monthly Payment Saving (based on 7% mortgage): 48%

Assumptions:

- **$1M Property Price**
- **Buyer Initial Equity: 5%**
- **Buyer pays 2% annually (rent)**
- **Buyer purchases 1% equity annually**



$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
Total: $7,534
Mortgage Principal $795.10
Mortgage Interest: $5,658.33
Property Tax & Insurance: $1,080.50
Total: $3,893
Zeehaus Service Fee, $208.33
Additional Equity Purchase: $833.33
Investor Rent Payment: $1,770.83
Property Tax & Insurance: $1,080.50
Mortgage Payment
Equity Sharing Payment

Forward-looking projections cannot be guaranteed.

Invest in Our Future & Support Teachers and First Responders

We are 100% focus on providing homeownership to teachers who provide education to our future generations and to first responders who are at the frontline of providing essential services

Let's drive a change as drastic action is needed to make buying a home possible again as incomes cannot keep up with rising costs & property prices.

We are loved by homebuyers, local communities, governments, banks, social impact funds, and real estate investors.